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Shane Tintle +1 212 450 4526 shane.tintle@davispolk.com davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

August 19, 2022

Re:	LendingTree, Inc. Form 10-K for the fiscal year ended December 31, 2021 Filed March 1, 2022 File No. 001-34063

Ms. Michelle Miller, Staff Attorney

Mr. Mark Brunhofer, Staff Attorney

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Miller and Mr. Brunhofer:

On behalf of our client, LendingTree, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) dated July 26, 2022, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”).

For your convenience, we have reproduced the Staff’s comments preceding the Company’s responses below. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Form 10-K for the fiscal year ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years ended December 31, 2021 and 2020, page 38

1.	We note that you disclose in your quarterly earnings releases that through March 31, 2021, 22.1 million consumers have signed up for MyLendingTree compared to 21 million through December 31, 2021. We also note discussion and questions of underlying operating trends and metrics from your quarterly earnings calls driving financial results including product revenues, approvals, volumes, and credit scores. To provide investors with insight into the drivers of period over period operating trends, please enhance future filings to provide underlying operating metrics to support your operating performance and trends. Refer to Items 303(a) and 303(b)(2)(ii) of Regulation S-K. Please provide us with your proposed disclosure.

Response

Ms. Michelle Miller, Staff Attorney Mr. Mark Brunhofer, Staff Attorney Division of Corporation Finance Office of Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

The Company respectfully acknowledges the Staff’s comment and commits to the Staff that, in future filings, we will add specific operating metrics related to significant product revenues, approvals and volumes disclosed in our press releases in order to enhance our discussion around period over period operating trends. The Company also notes to the Staff that the Company’s earnings release for the quarter ended March 31, 2022, contained a typographical error incorrectly referencing that through March 31, 2021, 22.1 million consumers have signed up for MyLendingTree, which should have, instead, referred to the period through March 31, 2022. The Company respectfully agrees with the Staff to clarify in future filings.

As an example of how the Company proposes to address the Staff’s comment in future filings and for illustrative purposes only, the Company has provided below a proposed updated disclosure from “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the 2021 Form 10-K.

MyLendingTree

We consider certain metrics related to MyLendingTree set forth below to help us evaluate our business and growth trends and assess operational efficiencies. The calculation of the metrics discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors.

We continued to grow our user base and added [●] million new users in 2021, bringing cumulative sign-ups to [●] million at year end. We attribute $[●] million of revenue in 2021 to registered MyLendingTree members across the LendingTree platform.

Our investment in the growth of MyLendingTree remains a top priority in 2022. Becoming an integrated digital advisor will greatly improve the consumer experience, which we expect to result in higher levels of engagement, improved membership growth rates, and ultimately stronger financial results.

...

Results of Operations for the Years ended December 31, 2021 and 2020

...

Segment Profit

...

HOME

The Home segment had an increase in revenue and segment profit of 38% and 16%, respectively in 2021 compared to 2020. Our unit economics steadily improved throughout the year, with increases in

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Ms. Michelle Miller, Staff Attorney Mr. Mark Brunhofer, Staff Attorney Division of Corporation Finance Office of Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

mortgage revenue per lead ~~for refinance, purchase and home equity~~of [●]% in 2021 compared to 2020. Mortgage rates have risen from historic lows and refinance volumes have subsequently declined. ~~The~~Purchase volume was up [●]% in 2021 compared to 2020, but the purchase market remains competitive as a national home inventory shortage and lower affordability impact purchase application rates. In this type of environment our lender partners rely even more on LendingTree to help meet their origination goals. We continue to look for opportunities to optimize towards higher converting products such as cash-out refinance and home equity loans, as our partners are focused on these products. Revenue per lead for home equity increased [●]% in 2021 compared to 2020. The average home with a mortgage has increased its available equity from a year ago. As interest rates have risen broadly from all-time lows, loans secured with home equity represent the lowest cost source of financing for most consumers. We continue to focus on improving the consumer experience to increase repeat users, cross-sell, and conversion rates. This will allow us to increase our reach and better align the right borrowers to the right experiences based on their readiness to transact.

CONSUMER

The Consumer segment grew steadily throughout the year, generating revenue and segment profit growth of 30% and 34%, respectively, in 2021 compared to 2020. Personal loans and small business revenue in the fourth quarter of 2021 returned to 2019 levels and we are forecasting strong growth to continue in 2022, while credit card is experiencing a slower rebound. As we add new lending partners to the TreeQual platform, we anticipate a significantly improved customer experience that should drive increased conversion rates, margins, and pace of revenue growth in both credit card and personal loans.

Demand for the personal loans continues to grow as consumer savings rates decline with the end of government stimulus programs and higher consumer spending. Our partner network has grown in 2021 compared to 2020, and we maintain a strong pipeline of new lenders looking to onboard. The addition of TreeQual to the personal loans product and our continued investment in the down funnel experience should continue to push close rates higher and increase monetization.

Our credit card business continues its recovery from pandemic lows. Revenue per approval increased [●]% in 2021 compared to 2020. Issuers remain aggressive with the introduction of new cards and features, and we have expanded our partner network. Margins in the credit card business continue to lag pre-pandemic levels. We are working to diversify our marketing mix, actively pursuing more profitable marketing channels and partnerships to expand our reach and attract more consumers, which should lead to improved unit economics over time.

Our small business product has been consistently growing, and we expect that to continue in 2022. We launched our Premium Marketplace offering in the fourth quarter of 2021, which led to increased conversions and higher revenue per referral from enhanced customer tiering. Volume increased [●]% in 2021 compared to 2020 as our concierge model helps small business owners find the right financing options to fit their unique business needs. We expect these positive trends to continue in 2022 as we focus on product diversification, optimization of customer matching by segment, and cross-sell to unlock additional marketing opportunities.

INSURANCE

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Ms. Michelle Miller, Staff Attorney Mr. Mark Brunhofer, Staff Attorney Division of Corporation Finance Office of Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

The claims market for our carrier partners was challenging in the last half of 2021, driving insurance revenue down 2% in 2021 from 2020 and segment profit down 13%. Property and Casualty ("P&C") carriers reduced marketing budgets as they incurred significantly higher loss ratios, but we believe this down cycle may be behind us. Although the dynamic remains fluid, we expect the business to return to a normalized operating environment by mid-year. In the face of the overall industry challenge, we are committed to capturing additional share of carrier budgets by focusing on conversion rate and lead quality, which will benefit results when carriers look to aggressively acquire new customers. Consumer demand, as measured by traffic to our sites, remains robust and continued to strengthen into year end. We expect this trend to continue as significant rate increases kicks-off a historic cycle of drivers shopping for new auto policies.

We also made significant progress expanding our P&C Agency, adding P&C carriers to the platform and increasing our agent base, driving growth in policies sold and written premium in our direct-to-consumer channel. Providing bindable insurance quotes improves the consumer experience and increases conversion rates, and aligns well with our strategy of improving customer fulfillment across our platform.

Our Medicare Agency has scaled nicely, with growth in written policies of 111% in 2021 compared to 2020 as we invested in additional training while managing our agent count responsibly. Exiting our second Annual Enrollment Period, we continue to evaluate our performance and look for ways to improve unit economics through marketing effectiveness and close rates. We have observed the challenges increased customer churn and lower policy persistency have created for competitors in the space. We will only scale this business to the extent we can do so with attractive targeted returns.

...

2.	We note that you disclose on page 39 total advertising expense of $716,639,000 for the year ended December 31, 2021 which appears to be the same amount as variable marketing expense, a non-GAAP measure presented on page 8 of your earnings release for the fourth quarter of 2021. Please address the following:

•	Tell us whether total advertising expense is a GAAP amount and reconcile it for us to your selling and marketing expense on your statement of operations.

•	Tell us why your total adverting expense and your variable marketing expense for 2021 are the same and explain why the latter is a non-GAAP measure.

•	Tell us your consideration for disclosing variable market expense and the related variable marketing margin in your annual and quarterly reports given your apparent use of these measures in evaluating operating performance.

Response

Total advertising expense is a GAAP amount representing a component of selling and marketing expense included in our consolidated financial statements. Advertising expense is the variable component of selling and marketing and primarily includes costs paid for online marketing, as well as television, print and radio. It excludes compensation and other employee-related costs (such as stock-based compensation) for

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Ms. Michelle Miller, Staff Attorney Mr. Mark Brunhofer, Staff Attorney Division of Corporation Finance Office of Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

personnel engaged in sales and marketing functions. The components of selling and marketing expense as well as variable marketing expense are as follows:

	Year Ended December 31,
	2021	2020
Compensation & benefits (non-variable)	$57,351	$49,656
Advertising expense (variable)	716,639	567,748
Selling and marketing expense	$773,990	$617,404

Advertising expense	716,639	567,748
Cost of advertising re-sold to third parties	—	1,090
Variable Marketing Expense	$716,639	$568,838

As noted above, advertising expense agrees to variable marketing expense in 2021 as we did not have any cost of advertising resold to third parties in 2021.

Variable marketing expense is a non-GAAP measure as it is not terminology used in GAAP and has in the past and could in the future contain advertising costs not included in advertising expense. Variable marketing expense is used to calculate variable marketing margin. Variable marketing margin is defined as revenue less variable marketing expense. Variable marketing margin is a measure of the efficiency of the Company’s operating model, measuring revenue after subtracting variable marketing and advertising costs that directly influence revenue.

We have considered the Staff’s comment and, given the use of variable marketing margin in evaluating the operating performance of the company, we will disclose both variable marketing expense and variable marketing margin (as disclosed in the Form 10-Q for the second quarter of 2022) as non-GAAP measures in our quarterly and annual filings beginning with our Form 10-Q for the period ended September 30, 2022.

Notes to Consolidated Financial Statements

Note 8 - Equity Investment, page 68

3.	Please tell us how your accounting for the Stash Financial, Inc. (Stash) equity investment at cost and being "subsequently marked to market upon observable market events" complies with the guidance in ASC 321-10-35-2 and 35-3. In your response, specifically address the following:

•	Explain what you mean by "observable market events."

•	Tell us whether observable market events include the impairment indicators identified in ASC 321-10-35-2 and, if so, how company specific events such as potential deteriorating earning performance is both "observable" and a "market event."

•	Confirm for us that you considered all impairment indicators, including those identified in ASC 321-10-35-3, whether driven by Stash-specific events or overall economic environmental factors in

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Ms. Michelle Miller, Staff Attorney Mr. Mark Brunhofer, Staff Attorney Division of Corporation Finance Office of Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

assessing impairment at December 31, 2021 and March 31, 2022. If not, tell us whether inclusion of Stash-specific factors would impact your impairment assessment at those dates.

•	Explain what you mean by "marked to market" given that there is no active market for Stash's equity and your use of the word "market" does not appear to be consistent with the definitions in the Master Glossary of the FASB Codification.

•	Given your acquisition of a second equity investment without a readily determinable fair value in January 2022, tell us your consideration for including a policy statement that you carry these investments at cost minus impairment plus/minus observable price changes in orderly transactions for identical or similar investments of the same issuer.

Response

We follow the guidance in ASC 321-10-35-2 and 35-3 to account for the Stash Financial, Inc. (“Stash”) equity investment. The Stash equity securities do not have a readily determinable fair value and, upon acquisition, we elected the measurement alternative to value this security. The equity securities are carried at cost less impairment, if any, and subsequently measured at fair value upon observable price changes in an orderly transaction for the identical or similar investments of the same issuer with any gains or losses recorded to the consolidated statement of operations and comprehensive income.

The reference to “observable market events” in our previous filings was intended to indicate an observable price change as referenced in ASC 321-10-35-2. We have adjusted the investment in Stash to fair value as of the dates they completed a funding round and coordinated a substantial secondary offering amongst its shareholders, as we observed an orderly transaction for the identical or similar investment.

The reference in our previous filings to “observable market event” was not intended to comment on the impairment indicators identified in ASC 321-10-35-3, as no impairment indicators were noted. We did assess for impairment at December 31, 2021 and March 31, 2022 considering the examples of impairment indicators provided in ASC 321-10-35-3, including both Stash-specific events and overall economic factors. Stash did not see a significant deterioration in earnings performance or business prospects and we do not believe that the financial performance of the company indicated impairment of the investment.

We acknowledge that the use of “marked to market” may not have aligned with the “market” definition in the Master Glossary of the FASB Codification and have modified the wording in our disclosure to more closely align to the guidance in ASC 321-10-35-2 in our quarterly report on Form 10-Q for the period ending June 30, 2022.

We disclose the accounting methodology for these investments in our quarterly filings and will include a new policy statement in the Form 10-K for the year ended December 31, 2022 given our acquisition of a second equity investment without a readily determinable fair value in January 2022.

* * *

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Ms. Michelle Miller, Staff Attorney Mr. Mark Brunhofer, Staff Attorney Division of Corporation Finance Office of Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

In connection with its response to the Staff’s comments, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact me at (212) 450-4526 or shane.tintle@davispolk.com with any questions you may have with respect to the foregoing.

Very truly yours,

By:	/s/ Shane Tintle
Shane Tintle

cc:	Douglas R. Lebda, Chief Executive Officer
LendingTree, Inc.

VIA EDGAR

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